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                                                                     EXHIBIT 2.1

                              EMPLOYMENT AGREEMENT


B E T W E E N:

               VIDEOFLICKS.COM LIMITED,
               a company organized pursuant to the
               laws of the Province of Ontario

               (hereinafter referred to as "Videoflicks")

                                                              OF THE FIRST PART;

               - and -

               MICHAEL KAVANAGH, an individual
               residing in the City of Toronto, in the
               Province of Ontario

               (hereinafter referred to as the "Employee")

                                                              OF THE SECOND PART


     WHEREAS Videoflicks and the Employee are desirous of entering into an employment relationship for their mutual benefit;

     AND WHEREAS Videoflicks and the Employee wish to reduce to writing certain obligations and rights in respect of said employment relationship;

     IN CONSIDERATION of the above and in further consideration of the mutual promises and covenants set forth, this employment agreement (the "Agreement") witnesses that the parties agree as follows:

1.   JOB TITLE

     Videoflicks hereby agrees to employ the Employee and to continue to employ the Employee as President and Chief Executive Officer of Videoflicks, subject to the terms in this Agreement, who shall perform such duties and exercise such responsibilities as are assigned from time to time by the Board of Directors and its Chairman.

2.   COMPENSATION

     As compensation for all services provided for herein, Videoflicks shall pay or cause to be paid to the Employee, and the Employee shall accept:



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     (a)  A salary at an annual rate of US$1.00 per annum to be paid in regular installments in accordance with Videoflicks' usual paying practices, but not less frequently than monthly; and

     (b) A bonus, payable annually within sixty (60) days of the end of each fiscal year equal to two percent (2%) of all revenues of Videoflicks in respect of each fiscal year of Videoflicks up to US$10,000,000 of revenues and a further payment equal to one percent (1%) of all such annual revenues of Videoflicks in excess of US$10,000,000. The Employee shall qualify for such bonus beginning with the fiscal year of Videoflicks ending next after the date hereof.

     Salary and benefit payments hereunder shall be subject to such deductions as Videoflicks is from time to time required to make pursuant to law, government regulations or by consent of the Employee.

3.   STOCK OPTIONS

     The Employee shall be granted from time to time stock options enabling the Employee to purchase common shares of Videoflicks in such number and on such terms as determined by the Board of Directors with the agreement of the Employee. The terms of such stock options shall include, without limiting the generality of the foregoing, that one-third (1/3) of all stock options granted shall vest on each of the first anniversary of the date of grant of such options, the second anniversary of such date, and the third anniversary of such date provided that if the Employee is terminated pursuant to subsection 8(b) herein, any stock options which have not otherwise vested shall immediately vest and become exercisable.

4.   BENEFITS

     The Employee shall participate in all benefit plans which Videoflicks provides to its senior employees, including, without limitation:

     a.   Disability Insurance
     b.   Life Insurance
     c.   Medical Plan
     d.   Hospitalization Plan
     e.   Dental Plan
     f. If, as and when Videoflicks introduces a company pension plan, the Employee shall be entitled to participate therein to the same extent as all other senior employees of Videoflicks.







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5.   EXPENSES

     The Employee shall be reimbursed by Videoflicks for all reasonable business expenses incurred in connection with the employment of the Employee provided for hereunder. Videoflicks' obligation to so reimburse the Employee for expenses shall be subject to the presentation to Videoflicks by the Employee of an itemized monthly account of such expenditures together with supporting vouchers in accordance with Videoflicks' policies as in effect from time to time.

6.   VACATION

     The Employee shall be entitled to four (4) weeks' vacation with pay during each full year of employment and to a pro-rated portion should employment terminate for any reason or cause before the completion of the year. The Employee agrees to take not more than two (2) weeks' vacation at any one time.

7.   TERM

     The term of this Agreement shall be deemed to have commenced on December 1, 1998 and shall extend for a period of one (1) year terminating, subject to the provisions of Sections 8 and 9 hereof, on November 30, 1999 (the "Termination Date"). The Company shall have the option of renewing this Agreement for an additional one year period (under the same terms and conditions as herein provided excepting the provisions contained in Section 3 hereof), by advising the Employee in writing of its intention to renew not later than thirty (30) days prior to the Termination Date.

8.   TERMINATION

     This Agreement may be terminated in the following manner in the specified circumstances:

     (a) By the Employee on giving eight (8) weeks' notice in writing to Videoflicks. Videoflicks may waive the notice, in whole or in part. If the Employee terminates this Agreement pursuant to this subsection during the initial three year term of this Agreement all Videoflicks stock options granted to the Employee which have vested as of such date of termination may be exercised by the Employee for a period of six (6) months following such date of termination and any such stock options which have not so vested shall expire immediately upon such termination.

     (b) Subject to Section 9 hereof, by Videoflicks, in the event there is no Just Cause (as hereinafter defined) therefor, by paying the equivalent of two (2) times the bonus amount paid, or accruing to, the Employee pursuant to subsection 2(b) herein in respect of the last completed fiscal year to the Employee in accordance with its


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          normal employee pay procedures, such payment to be subject to the
          Employee's ability in securing alternate gainful employment in which case, the compensation earned by the Employee from such alternate employment shall be deducted from payment due to the Employee hereunder. If this Agreement is terminated by Videoflicks in circumstances where there is no Just Cause all Videoflicks stock options granted to the Employee shall immediately vest and the Employee shall be entitled to exercise all Videoflicks stock options granted to him for a period of six (6) months thereafter, upon the expiry of which such options shall lapse and be cancelled.

     (c) By Videoflicks, at any time, for Just Cause. If Videoflicks terminates this Agreement pursuant to this subsection during the initial three year term of this Agreement all Videoflicks stock options granted to the Employee which have vested as of such date of termination may be exercised by the Employee for a period of six (6) months following such date of termination and any such stock options which have not so vested shall expire immediately upon such termination.

     (d) "Just Cause" is defined to mean conduct of the Employee which includes:

          (i)  a material breach of the provisions of the Agreement;

          (ii) Conviction of the Employee of a criminal offence punishable by indictment where cause is not prohibited by law; or

         (iii) the absence of the Employee from the performance of his duties for any reason other than for authorized vacation for a period in excess of forty (40) working days in any six (6) month period.

9.   CHANGE OF CONTROL

     Notwithstanding subsection 8(b) hereof, and except for the proposed amalgamation of Videoflicks with Mantaur Petroleum Corporation and 1318780 Ontario Limited, in the event that a transaction or series of transactions resulting in the de facto change in control of Videoflicks, including its successor corporation, occurs during the term of the Agreement, including, inter alia:

     (a) The acquisition by any person beneficially, directly or indirectly, of more than 50% of the voting shares of Videoflicks;

     (b) The amalgamation, consolidation or merger with another body corporate resulting in at least 50% of the voting shares of the surviving body corporate being controlled by a new acquirer; or




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     (c)  The winding-up or sale of substantially all of the assets of
          Videoflicks to a third party; then Videoflicks shall be obliged to pay to the Employee, within thirty (30) days of the closing of the above-noted transaction, a lump sum payment equal to three times the bonus amount paid, or accruing to, the Employee pursuant to subsection 2(b) herein in respect of the most recently completed fiscal year, such obligation being expressly subject to the following conditions:

          (i) The Employee is not an equity partner of the group or entity acquiring control; and

          (ii) The acquirer extends the term of this Agreement with the Employer for not less than an additional three (3) year period from the date on which the change of control occurs on the same terms and conditions as any renewal hereunder. Upon the payments contemplated by this Section 9 being made, there shall be no further obligation by each party to the other.

10.  CONFIDENTIALITY

     The Employee acknowledges that while employed by Videoflicks he will acquire information about certain matters which are confidential in nature and which are, and shall remain, the property of Videoflicks. Such information includes, but is not limited to, customer lists, customer information, training manuals, business practices, marketing plans, pricing policies, technical proprietary and nonproprietary information, financial information, personnel matters and the like. The Employee agrees to treat such information as confidential and agrees not to directly or indirectly disclose it to any third party either during his employment except to the extent necessary to perform his duties and without exception following the termination of this Agreement unless it is otherwise in the public domain.

11.  NON-COMPETITION AND NON-SOLICITATION

     Upon the termination of the Employee's employment with Videoflicks, the Employee shall not engage in a similar business to that of Videoflicks for a period of three (3) months, either directly or indirectly as a principal, agent, shareholder, partner or employee. The Employee further agrees that he shall assist any person, firm, corporation or other entity, either directly or indirectly, in soliciting the customers of Videoflicks following his termination from Videoflicks. The Employee also agrees that he will not, directly or indirectly, hire or induce any employee of Videoflicks to resign his or her employment with Videoflicks or to assist any other person in doing so.

12.  DUTIES AND EVALUATION

(1) (i) The Employee's duties to Videoflicks hereunder shall include, without limitation, the management, direction and supervision of all aspects of the day-to-day


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          operations of Videoflicks ensuring the effective carriage of its business. The Employee agrees that he will at all times perform these duties faithfully, industriously and to the best of his skill, ability, experience and talents. The Employee will perform his duties in a manner which is in the best interests of Videoflicks and in accordance with Videoflicks' current and long-term objectives and procedures, as such may be amended from time to time by the Board of Directors of Videoflicks.

     (ii) Videoflicks acknowledges that it is aware that the Employee has, and may have from time to time, ongoing part-time employment commitments to companies affiliated with Videoflicks and that the Employee shall be at liberty to continue such employment relationships provided that, although the Employee shall not be obligated to devote the whole of his time and attention to the business of Videoflicks, the Employee shall devote such portion of his time to the affairs of Videoflicks as may be required in the discharge of the Employee's duties hereunder on a basis which does not impair the activities and business interests of Videoflicks.

(2) The Board of Directors of Videoflicks and the Employee shall establish a performance appraisal process which will establish the criteria against which the Employee will be evaluated. Evaluations of the Employee shall be conducted either semi-annually or annually (as determined by the Videoflicks Board of Directors) and the results of such evaluation shall be communicated in writing or otherwise to the Employee.

13.  SEVERABILITY

     In the event that any provision of the Agreement is determined to be void or unenforceable in whole or in part, it shall not be deemed to affect or impair the validity of any other provision of the Agreement.

14.  GOVERNING LAW

     This Agreement shall be governed by, and construed in accordance with, the laws of the Province of Ontario.

15.  WHOLE AGREEMENT

     The terms and conditions set out above represent the entire Agreement between the parties. Any modification to this Agreement must be in writing and signed by the parties hereto or it shall be void and of no effect.






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16.  INDEPENDENT LEGAL ADVICE

     The Employee acknowledges that he has obtained or has had an opportunity to obtain independent legal advice in connection with this Agreement and further acknowledges that he has read, understands and agrees to be bound by all of the terms and conditions herein contained.

17.  NOTICE

     Any notice or other communication required or permitted to be given under this Agreement shall be in writing and may be delivered personally or by prepaid registered mail, addressed in the case of Videoflicks to: Chairman of the Board of Directors, Videoflicks.com Limited, 106 Orenda Road, Brampton, Ontario L5W 3W6; and in the case of the Employee to: Michael Kavanagh, 41 Old Forest Hill Road, Toronto, Ontario M5P 2P8.

     DATED as of the 1st day of February, 1999.


                                             VIDEOFLICKS.COM LIMITED
                                             Per:

                                                  /s/ MICHAEL KAVANAGH
                                             ----------------------------------
                                                      A.S.O.

SIGNED, SEALED AND DELIVERED        )
IN THE PRESENCE OF:                 )
                                    )
                                    )             /s/ MICHAEL KAVANAGH
----------------------------------  )        ----------------------------------
                                    )                 MICHAEL KAVANAGH